November 16, 2010
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 6 to Registration Statement on
Form S-1
File No. 333-165161
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010
File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of October 26, 2010 with respect to the above-referenced filings on the Company’s behalf.  Amendment No. 6 to the Company’s registration statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

General

Comment 1.
We note the reference on page 4 to two entrust shareholder agreements.  Please clarify whether the first entrust shareholder agreement was cancelled when the second was entered into.  If not, please provide clear disclosure as to how the two agreements operate together and file the first entrust shareholder agreement as an exhibit.

Response:
The second entrust shareholder agreement, which we have called the Trust in the Registration Statement, replaced the first entrust shareholder agreement which was terminated upon the transaction leading to the creation of the second entrust shareholder agreement.

Security Ownership of Certain Beneficial Owners and Management, page 92

Comment 2.
Please revise footnote three to the beneficial ownership table to clarify, if true, that the shares included in the beneficial ownership table for Mr. Tang are held through Ms. Zhang.  Also, please confirm that none of the other Liuzhou BCT shareholders beneficially own more than five percent of the common stock outstanding.

United States Securities and Exchange Commission
November, 2010

Response:
The beneficial ownership table has been revised to reflect that Mr. Tang has beneficial ownership in certain of the shares held by Ms. Zhang.  It has also been revised to reflect that two other former Liuzhou BCT shareholders are the ultimate beneficial owners of more than 5% of the outstanding common stock of registrant.

Exhibits

Exhibit 5.1

Comment 3.
Please remove the statement in the legality opinion that “Our opinion is furnished for the benefit of the Company solely with regard to the Registration Statement,” as it may be read to imply that investors may not rely upon the opinion.

Response:	The statement has been removed. The opinion has been refiled as an exhibit to Amendment No. 6.

Exhibit 10.64

Comment 4.	Please file exhibit 10.64 in its entirety. We note the reference to the attached shareholder list.

Response:	Exhibit 10.64 has been filed in its entirety with Amendment No. 6.

Comment 5.
We note your response to comment one from our letter dated October 14, 2010 and the newly filed exhibit 10.64.  Please clarify the meaning of Article 3.2 to the Entrust Shareholding Agreement to us and reconcile to your existing disclosure which suggests that the shares are subject to an earn-in provision and call right.  In this respect the meaning of Article 3.2 was unclear as it relates to Article 6.1.  Also, please clarify your presentation of beneficial ownership on page 92 of your Form S-1 in light of Article 4.1.1 and explain how you concluded that Ms. Zhang was the beneficial owner.

United States Securities and Exchange Commission
November, 2010

Response:
Under the arrangements entered into that include the earn-in agreements and the entrust shareholding agreement (described as the Trust in the Registration Statement), Ms. Zhang holds legal title to the shares in the role as trustee.  The former Liuzhou BCT shareholders can obtain their shares of the registrant’s common stock by exercising their call right under the earn-in agreement, but only upon the company’s having attained certain levels of revenue for each of the fiscal years 2010 and 2011, all as disclosed in the Registration Statement.  In the interim, under the Trust, the former Liuzhou BCT shareholders have the right to direct Ms. Zhang, acting as Trustee, as to how to vote their shares, and they have the right to receive any economic benefits which are directed to shares of the registrant’s common stock.  Were the shareholders to exercise their rights under Article 3.2 of the Trust to have their shares released from Ms. Zhang’s control, Ms. Zhang would be able to release the shares but the shareholders would still be subject to the earn-in agreement and could not obtain legal title to the shares except under the earn-in agreement.  Consequently, they would not be able to attain legal ownership of the shares until such time as they had been able to exercise their rights under the earn-in agreement and pay for the stock accordingly.  Were the circumstance to exist that the shareholders were not entitled to purchase the shares, the shares would remain in Trust with Ms. Zhang as trustee under the same circumstances as they are today.  While the Liuzhou BCT shareholders would not have legal title to the shares, they would still have ultimate beneficial ownership because of their governance rights and rights to economic benefits under the Trust. Our conclusion that Ms. Zhang should be disclosed as beneficial owner rests upon her legal title in the shares, her rights and obligations as the Trustee for the shares, as to which she is the legal owner, even though her rights to economic benefits and to governance rights are limited by the Trust to protect and assure the rights to economic benefits and governance of the beneficiaries of the Trust, the former Liuzhou BCT shareholders.  Consequently, our conclusion is that Ms. Zhang’s position as such must be disclosed in the beneficial ownership table and her actual relationship and responsibilities and obligations further disclosed in a footnote to that table, which we believe accurately reflects the relationship which she holds with respect to these shares and the ultimate beneficial ownership of the former Liuzhou BCT shareholders.  Similarly, the beneficial ownership of Mr. Tang and the two other former Liuzhou BCT shareholders who hold ultimate beneficial ownership of more than 5% of registrant’s common stock are reflected as beneficial ownership in the table, with appropriate explanations in Footnote 3.

Form 10-Q for the Quarter Ended June 30, 2010

Item 4T — Controls and Procedures, page 46

Comment 6.
We note that you concluded that your disclosure controls and procedures were effective at June 30, 2010.  We also note your disclosure that there were no changes to your internal control over financial reporting during the quarter.  Based on the foregoing disclosure and considering you concluded your disclosure controls and procedures were not effective as of March 31, 2010, please revise to disclose the changes in your control environment that occurred during the current quarter that would support your effective conclusion on your disclosure controls and procedures at June 30, 2010.

Response:
Additional disclosure language describing the remediation program that was developed and installed in the second quarter of 2010, and which will be tested after two quarters of operation, has been included in the revised 10-Q/A for the quarter ended June 30, 2010.  This language was also included in the 10-Q for the quarter ended September 30, 2010.

Other

Comment 7.
We note there are differences in the disclosure provided in the proposed revisions to the Form 10-K and the disclosure in the Form S-1.  Some of the disclosure that remains in the Form 10-K was removed from the Form S-1 in response to comments issued in our review.  We note, for instance and without limitation, the disclosure that you believe you operate one of the largest regional wholesale networks in Guangxi province and the statement that there is an annual market demand for pharmaceutical distributors in Guangxi province of approximately $4 billion per year.  Please revise the periodic reports to comply with the comments previously issued on the Form S-1.  We may have further comment.

Response:
The annual report for December 31, 2009 on Form 10-K and the quarterly reports for the quarters ended March 31, 2010 and June 30, 2010 have been amended to include or exclude materials that were the result of the comment process from the original filing of the Registration Statement.  These draft amendments on Forms 10-K/A and 10-Q/A are being filed simultaneously with this Amendment No. 6 to the Registration Statement on Form S-1.

United States Securities and Exchange Commission
November, 2010

In addition, we are attaching to this correspondence for your review the forms of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2009, Amendment No. 1 to our quarterly report on Form 10-Q/A for the period ended March 31, 2010 and Amendment No. 1 to our quarterly report on Form 10-Q for the period ended June 30, 2010, that we anticipate filing so as to conform the disclosure therein to reflect the Staff’s comments and our responses as made in the amendments to our registration statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:	Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.

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